SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34582; File No. 812-15079

WCB Investment Pool LLC; Notice of Application

May 12, 2022

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from all provisions of the Act and all rules and regulations thereunder.

Summary of Application: Applicant requests an order for an exemption from all provisions of the Act and all rules and regulations thereunder, as Applicant is a private investment company wholly owned and controlled by a single family.

Applicant: WCB Investment Pool LLC ("Applicant").

Filing Dates: The application was filed on December 2, 2019 and amended on June 11, 2021 and May 10, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicant with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 6, 2022, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: The Commission: Secretarys-Office@sec.gov. Applicant: c/o Steven Boehm, by e-mail to stevenboehm@eversheds-sutherland.com.

For Further Information Contact: Joseph Toner, Senior Counsel, at (202) 551-7595, or Marc Mehrespand, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: For Applicants' representations, legal analysis, and conditions, please refer to the Applicant's most recently filed application, dated May 10, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for the Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary